VILLAGE ROADSHOW LIMITED

RECEIVED

2008 MAY 14 A 7:45

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Web Site: www.villageroadshow.com.au

[redacted]

08002559

SUPPL

5 May 2008

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, NW
Washington DC 20549

Dear Sir/Madam

Re: Village Roadshow Limited: 12g 3-2(b) Information
File No. 82-4513

Enclosed is information which Village Roadshow Limited is required to furnish to the Securities and Exchange Commission pursuant to Rule 12g 3-2(b).

Yours faithfully

Simon Hulls
Corporate Services Officer

Tel: +61 3 9667 6520
Fax: +61 3 9660 1764
Email: Simon_Hulls@vrl.com.au

Encls

PROCESSED
MAY 20 2008
THOMSON REUTERS

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	VILLAGE ROADSHOW LIMITED
ABN	43 010 672 054

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	JOHN ROSS KIRBY
Date of last notice	27 MARCH 2008

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	SEE ATTACHED
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	27 MARCH 2008
No. of securities held prior to change	
Class	
Number acquired	
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	
No. of securities held after change	

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	SEE ATTACHED
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Name of Director: JOHN ROSS KIRBY
Name of Company: VILLAGE ROADSHOW LIMITED
Name and Type of Security: ORDINARY SHARES

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
DIRECT INTEREST					
J R Kirby	889,797				Registered holder
	1,000		27-Mar-08	$2.41	On-market purchase
		890,797			
Total Direct Interest		**890,797**			
INDIRECT INTEREST					
Village Roadshow Corporation Pty Ltd	79,537,500	79,537,500			Director and shareholder of Village Roadshow Corporation Pty Ltd and taken under section 608 (1) of the Corporations Act to have an indirect relevant interest by reason of jointly controlling the exercise of the power to vote or dispose of Village Roadshow Corporation Pty Ltd's shareholding
Total Indirect Interest		**79,537,500**			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL		0			

VILLAGE ROADSHOW LIMITED
FILE No. 82-4513

Name of Director: JOHN ROSS KI[illegible]Y
Name of Company: VILLAGE ROAD[illegible]HOW LIMITED
Name and Type of Security: A CLASS PREFERENCE SHARES

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
TOTAL		0			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL		0			

Name of Director: JOHN ROSS KI[illegible]Y
Name of Company: AUSTEREO GR[illegible]P LIMITED
Name and Type of Security: ORDINARY SHARES

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
Village Roadshow Limited	181,093,856	181,093,856			The Director is taken under section 608 (3) of the Corporations Act to have an indirect relevant interest by reason of jointly controlling through Village Roadshow Corporation Pty Ltd the exercise of the power to vote or dispose of Village Roadshow Limited's shareholding
Total Indirect Interest		181,093,856			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL		0			

Name of Director: JOHN ROSS KIRBY
Name of Company: VILLAGE ROADSHOW CORPORATION PTY LTD
Name and Type of Security: ORDINARY SHARES

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
J R Kirby	250	250			Held beneficially for Positive Investments Pty Ltd
VRC Investment Co. Pty Ltd	2,380,645	2,380,645			Wholly owned subsidiary of Positive Investments Pty Ltd
Positive Investments Pty Ltd	4,497,561	4,497,561			Director and shareholder of Positive Investments Pty Ltd
R G Kirby	250	250			Held beneficially for Positive Investments Pty Ltd
G W Burke	250	250			Held beneficially for Positive Investments Pty Ltd
TOTAL		6,878,956			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL	0	0			

VILLAGE ROADSHOW LIMITED
FILE No. 82-4513

Name of Director: JOHN ROSS KIRBY
Name of Company: VILLAGE ROADSHOW CORPORATION PTY LTD
Name and Type of Security: PREFERENCE SHARES

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
Positive Investments Pty Ltd	41,972	41,972			Director and shareholder of Positive Investments Pty Ltd
TOTAL		41,972			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL		0			

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	VILLAGE ROADSHOW LIMITED
ABN	43 010 672 054

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	ROBERT GEORGE KIRBY
Date of last notice	27 MARCH 2008

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	SEE ATTACHED
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	27 MARCH 2008
No. of securities held prior to change	
Class	
Number acquired	
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	
No. of securities held after change	

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	SEE ATTACHED
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Name of Director: ROBERT GEORGE KIRBY
Name of Company: VILLAGE ROADSHOW LIMITED
Name and Type of Security: ORDINARY SHARES

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
DIRECT INTEREST					
R G Kirby	698,666				Registered holder
	1,000		27-Mar-08	$2.41	On-market purchase
		699,666			
Total Direct Interest		699,666			
INDIRECT INTEREST					
Village Roadshow Corporation Pty Ltd	79,537,500	79,537,500			Director and shareholder of Village Roadshow Corporation Pty Ltd and taken under section 608 (1) of the Corporations Act to have an indirect relevant interest by reason of jointly controlling the exercise of the power to vote or dispose of Village Roadshow Corporation Pty Ltd's shareholding
Total Indirect Interest		79,537,500			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL		0			

VILLAGE ROADSHOW LIMITED
FILE No. 82-4513

Name of Director: ROBERT GEORGE KIRBY
Name of Company: VILLAGE ROADSHOW LIMITED
Name and Type of Security: A CLASS PREFERENCE SHARES

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
TOTAL		0			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL		0			

Name of Director: ROBERT GEORGE ''RBY
Name of Company: AUSTEREO GROU, LIMITED
Name and Type of Security: ORDINARY SHARES

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
Village Roadshow Limited	181,093,856	181,093,856			The Director is taken under section 608 (3) of the Corporations Act to have an indirect relevant interest by reason of jointly controlling through Village Roadshow Corporation Pty Ltd the exercise of the power to vote or dispose of Village Roadshow Limited's shareholding
Total Indirect Interest		181,093,856			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL		0			

VILLAGE ROADSHOW LIMITED
FILE No. 82-4513

VILLAGE ROADSHOW LIMITED
FILE No. 82-4513

Name of Director: ROBERT GEORGE KIRBY
Name of Company: VILLAGE ROADSHOW CORPORATION PTY LTD
Name and Type of Security: ORDINARY SHARES

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
R G Kirby	250	250			Held beneficially for Positive Investments Pty Ltd
VRC Investment Co. Pty Ltd	2,380,645	2,380,645			Wholly owned subsidiary of Positive Investments Pty Ltd
Positive Investments Pty Ltd	4,497,561	4,497,561			Director and shareholder of Positive Investments Pty Ltd
J R Kirby	250	250			Held beneficially for Positive Investments Pty Ltd
G W Burke	250	250			Held beneficially for Positive Investments Pty Ltd
TOTAL		6,878,956			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL		0			

Name of Director: ROBERT GEORGE K[illegible]BY
Name of Company: VILLAGE ROADSH[illegible] CORPORATION PTY LTD
Name and Type of Security: PREFERENCE SHARES

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
Positive Investments Pty Ltd	41,972	41,972			Director and shareholder of Positive Investments Pty Ltd
TOTAL		41,972			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL		0			

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	VILLAGE ROADSHOW LIMITED
ABN	43 010 672 054

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	GRAHAM WILLIAM BURKE
Date of last notice	27 MARCH 2008

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	SEE ATTACHED
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	27 MARCH 2008
No. of securities held prior to change	
Class	
Number acquired	
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	
No. of securities held after change	

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	SEE ATTACHED
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Name of Director: GRAHAM WILLIAM BURKE
Name of Company: VILLAGE ROADSHOW LIMITED
Name and Type of Security: ORDINARY SHARES

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
DIRECT INTEREST					
G W Burke	760,068				Registered holder
	1,000		27-Mar-08	$2.41	On-market purchase
		761,068			
Total Direct Interest		**761,068**			
INDIRECT INTEREST					
Village Roadshow Corporation Pty Ltd	79,537,500				Director and shareholder of Village Roadshow Corporation Pty Ltd and taken under section 608 (1) of the Corporations Act to have an indirect relevant interest by reason of jointly controlling the exercise of the power to vote or dispose of Village Roadshow Corporation Pty Ltd's shareholding
Total Indirect Interest		0			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL		0			

Name of Director: GRAHAM WILLIAM BURKE
Name of Company: VILLAGE ROADSHOW LIMITED
Name and Type of Security: A CLASS PREFERENCE SHARES

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
TOTAL		0			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL		0			

Name of Director: GRAHAM WILLIAM BURKE
Name of Company: AUSTEREO GROUP LIMITED
Name and Type of Security: ORDINARY SHARES

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
Village Roadshow Limited	181,093,856	181,093,856			The Director is taken under section 608 (3) of the Corporations Act to have an indirect relevant interest by reason of jointly controlling through Village Roadshow Corporation Pty Ltd the exercise of the power to vote or dispose of Village Roadshow Limited's shareholding
Total Indirect Interest		181,093,856			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL		0			

Name of Director: GRAHAM WILLIAM BURKE
Name of Company: VILLAGE ROADSHOW CORPORATION PTY LTD
Name and Type of Security: ORDINARY SHARES

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
G W Burke	250	250			Held beneficially for Positive Investments Pty Ltd
VRC Investment Co. Pty Ltd	2,380,645	2,380,645			Wholly owned subsidiary of Positive Investments Pty Ltd
Positive Investments Pty Ltd	4,497,561	4,497,561			Director and shareholder of Positive Investments Pty Ltd
J R Kirby	250	250			Held beneficially for Positive Investments Pty Ltd
R G Kirby	250	250			Held beneficially for Positive Investments Pty Ltd
TOTAL		6,878,956			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL		0			

Name of Director: GRAHAM WILLIAM BURKE
Name of Company: VILLAGE ROADSHOW CORPORATION PTY LTD
Name and Type of Security: PREFERENCE SHARES

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
Positive Investments Pty Ltd	41,972	41,972			Director and shareholder of Positive Investments Pty Ltd
TOTAL		41,972			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL		0			

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	VILLAGE ROADSHOW LIMITED
ABN	43 010 672 054

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	JOHN ROSS KIRBY
Date of last notice	2 APRIL 2008

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	SEE ATTACHED
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	3 APRIL 2008 – 8 APRIL 2008
No. of securities held prior to change	
Class	
Number acquired	
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	
No. of securities held after change	

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	SEE ATTACHED
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Name of Director: JOHN ROSS K BY
Name of Company: VILLAGE ROADSHOW LIMITED
Name and Type of Security: ORDINARY SHARES

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
DIRECT INTEREST					
J R Kirby	890,797				Registered holder
	220		03-Apr-08	$2.65	On-market purchase
	1,780		04-Apr-08	$2.65	On-market purchase
	1,000		04-Apr-08	$2.60	On-market purchase
	667		04-Apr-08	$2.58	On-market purchase
	4,900		07-Apr-08	$2.60	On-market purchase
	1,433		08-Apr-08	$2.60	On-market purchase
	921		08-Apr-08	$2.59	On-market purchase
		901,718			
Total Direct Interest		**901,718**			

INDIRECT INTEREST					
Village Roadshow Corporation Pty Ltd	79,537,500	79,537,500			Director and shareholder of Village Roadshow Corporation Pty Ltd and taken under section 608 (1) of the Corporations Act to have an indirect relevant interest by reason of jointly controlling the exercise of the power to vote or dispose of Village Roadshow Corporation Pty Ltd's shareholding
Total Indirect Interest		**79,537,500**			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL		0			

Name of Director: JOHN ROSS K BY
Name of Company: VILLAGE ROADSHOW LIMITED
Name and Type of Security: A CLASS PREFERENCE SHARES

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
TOTAL		0			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL		0			

Name of Director: **JOHN ROSS K[illegible]BY**
Name of Company: **AUSTEREO GROUP LIMITED**
Name and Type of Security: **ORDINARY SHARES**

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
Village Roadshow Limited	181,093,856	181,093,856			The Director is taken under section 608 (3) of the Corporations Act to have an indirect relevant interest by reason of jointly controlling through Village Roadshow Corporation Pty Ltd the exercise of the power to vote or dispose of Village Roadshow Limited's shareholding
Total Indirect Interest		**181,093,856**			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL		**0**			

VILLAGE ROADSHOW LIMITED
FILE No. 82-4513

Name of Director: JOHN ROSS K[illegible]BY
Name of Company: VILLAGE ROADSHOW CORPORATION PTY LTD
Name and Type of Security: ORDINARY SHARES

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
J R Kirby	250	250			Held beneficially for Positive Investments Pty Ltd
VRC Investment Co. Pty Ltd	2,380,645	2,380,645			Wholly owned subsidiary of Positive Investments Pty Ltd
Positive Investments Pty Ltd	4,497,561	4,497,561			Director and shareholder of Positive Investments Pty Ltd
R G Kirby	250	250			Held beneficially for Positive Investments Pty Ltd
G W Burke	250	250			Held beneficially for Positive Investments Pty Ltd
TOTAL		6,878,956			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL	0	0			

Name of Director: JOHN ROSS K 3Y
Name of Company: VILLAGE ROADSHOW CORPORATION PTY LTD
Name and Type of Security: PREFERENCE SHARES

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
Positive Investments Pty Ltd	41,972	41,972			Director and shareholder of Positive Investments Pty Ltd
TOTAL		**41,972**			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL		**0**			

VILLAGE ROADSHOW LIMITED
FILE No. 82-4513

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	VILLAGE ROADSHOW LIMITED
ABN	43 010 672 054

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	ROBERT GEORGE KIRBY
Date of last notice	2 APRIL 2008

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	SEE ATTACHED
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	3 APRIL 2008 – 8 APRIL 2008
No. of securities held prior to change	
Class	
Number acquired	
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	
No. of securities held after change	

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	SEE ATTACHED
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Name of Director: ROBERT GEO E KIRBY
Name of Company: VILLAGE ROADSHOW LIMITED
Name and Type of Security: ORDINARY SHARES

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
DIRECT INTEREST					
R G Kirby	699,666				Registered holder
	220		03-Apr-08	$2.65	On-market purchase
	1,780		04-Apr-08	$2.65	On-market purchase
	1,000		04-Apr-08	$2.60	On-market purchase
	667		04-Apr-08	$2.58	On-market purchase
	4,899		07-Apr-08	$2.60	On-market purchase
	1,434		08-Apr-08	$2.60	On-market purchase
	921		08-Apr-08	$2.59	On-market purchase
		710,587			
Total Direct Interest		**710,587**			

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
INDIRECT INTEREST					
Village Roadshow Corporation Pty Ltd	79,537,500	79,537,500			Director and shareholder of Village Roadshow Corporation Pty Ltd and taken under section 608 (1) of the Corporations Act to have an indirect relevant interest by reason of jointly controlling the exercise of the power to vote or dispose of Village Roadshow Corporation Pty Ltd's shareholding
Total Indirect Interest		**79,537,500**			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL		0			

Name of Director: ROBERT GEOR(KIRBY
Name of Company: VILLAGE ROADSHOW LIMITED
Name and Type of Security: A CLASS PREFERENCE SHARES

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
TOTAL		0			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL		0			

Name of Director: ROBERT GEORGE KIRBY
Name of Company: AUSTEREO GROUP LIMITED
Name and Type of Security: ORDINARY SHARES

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
Village Roadshow Limited	181,093,856	181,093,856			The Director is taken under section 608 (3) of the Corporations Act to have an indirect relevant interest by reason of jointly controlling through Village Roadshow Corporation Pty Ltd the exercise of the power to vote or dispose of Village Roadshow Limited's shareholding
Total Indirect Interest		**181,093,856**			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL		**0**			

Name of Director: ROBERT GEOR(KIRBY
Name of Company: VILLAGE ROADSHOW CORPORATION PTY LTD
Name and Type of Security: ORDINARY SHARES

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
R G Kirby	250	250			Held beneficially for Positive Investments Pty Ltd
VRC Investment Co. Pty Ltd	2,380,645	2,380,645			Wholly owned subsidiary of Positive Investments Pty Ltd
Positive Investments Pty Ltd	4,497,561	4,497,561			Director and shareholder of Positive Investments Pty Ltd
J R Kirby	250	250			Held beneficially for Positive Investments Pty Ltd
G W Burke	250	250			Held beneficially for Positive Investments Pty Ltd
TOTAL		6,878,956			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL		0			

Name of Director: ROBERT GEORGE . :BY
Name of Company: VILLAGE ROADSHOW CORPORATION PTY LTD
Name and Type of Security: PREFERENCE SHARES

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
Positive Investments Pty Ltd	41,972	41,972			Director and shareholder of Positive Investments Pty Ltd
TOTAL		41,972			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL		0			

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	VILLAGE ROADSHOW LIMITED
ABN	43 010 672 054

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	GRAHAM WILLIAM BURKE
Date of last notice	2 APRIL 2008

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	SEE ATTACHED
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	3 APRIL 2008 – 8 APRIL 2008
No. of securities held prior to change	
Class	
Number acquired	
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	
No. of securities held after change	

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	SEE ATTACHED
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Name of Director: GRAHAM WIL. .M BURKE
Name of Company: VILLAGE ROADSHOW LIMITED
Name and Type of Security: ORDINARY SHARES

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
DIRECT INTEREST					
G W Burke	761,068				Registered holder
	220		03-Apr-08	$2.65	On-market purchase
	1,780		04-Apr-08	$2.65	On-market purchase
	1,000		04-Apr-08	$2.60	On-market purchase
	667		04-Apr-08	$2.58	On-market purchase
	4,899		07-Apr-08	$2.60	On-market purchase
	1,434		08-Apr-08	$2.60	On-market purchase
	921		08-Apr-08	$2.59	On-market purchase
		771,989			
Total Direct Interest		**771,989**			
INDIRECT INTEREST					
Village Roadshow Corporation Pty Ltd	79,537,500				Director and shareholder of Village Roadshow Corporation Pty Ltd and taken under section 608 (1) of the Corporations Act to have an indirect relevant interest by reason of jointly controlling the exercise of the power to vote or dispose of Village Roadshow Corporation Pty Ltd's shareholding
Total Indirect Interest		**0**			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL		**0**			

Name of Director: GRAHAM WIL. .M BURKE
Name of Company: VILLAGE ROADSHOW LIMITED
Name and Type of Security: A CLASS PREFERENCE SHARES

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
TOTAL		0			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL		0			

Name of Director: **GRAHAM WIL .M BURKE**
Name of Company: **AUSTEREO GROUP LIMITED**
Name and Type of Security: **ORDINARY SHARES**

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
Village Roadshow Limited	181,093,856	181,093,856			The Director is taken under section 608 (3) of the Corporations Act to have an indirect relevant interest by reason of jointly controlling through Village Roadshow Corporation Pty Ltd the exercise of the power to vote or dispose of Village Roadshow Limited's shareholding
Total Indirect Interest		**181,093,856**			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL		**0**			

VILLAGE ROADSHOW LIMITED
FILE No. 82-4513

Name of Director: GRAHAM WIL. .M BURKE
Name of Company: VILLAGE ROADSHOW CORPORATION PTY LTD
Name and Type of Security: ORDINARY SHARES

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
G W Burke	250	250			Held beneficially for Positive Investments Pty Ltd
VRC Investment Co. Pty Ltd	2,380,645	2,380,645			Wholly owned subsidiary of Positive Investments Pty Ltd
Positive Investments Pty Ltd	4,497,561	4,497,561			Director and shareholder of Positive Investments Pty Ltd
J R Kirby	250	250			Held beneficially for Positive Investments Pty Ltd
R G Kirby	250	250			Held beneficially for Positive Investments Pty Ltd
TOTAL		6,878,956			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL		0			

VILLAGE ROADSHOW LIMITED
FILE No. 82-4513

Name of Director: GRAHAM WIL M BURKE
Name of Company: VILLAGE ROADSHOW CORPORATION PTY LTD
Name and Type of Security: PREFERENCE SHARES

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
Positive Investments Pty Ltd	41,972	41,972			Director and shareholder of Positive Investments Pty Ltd
TOTAL		41,972			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL		0			

RECEIVED
2008 MAY 14 A 7:45
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**VILLAGE ROADSHOW LIMITED**
ABN	**43 010 672 054**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	JOHN ROSS KIRBY
Date of last notice	9 APRIL 2008

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	SEE ATTACHED
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	9 APRIL 2008 – 10 APRIL 2008
No. of securities held prior to change	
Class	
Number acquired	
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	
No. of securities held after change	

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	SEE ATTACHED
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Name of Director: JOHN ROSS KIRBY
Name of Company: VILLAGE ROAD. OW LIMITED
Name and Type of Security: ORDINARY SHARES

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
DIRECT INTEREST					
J R Kirby	901,718				Registered holder
	334		09-Apr-08	$2.59	On-market purchase
	26		10-Apr-08	$2.59	On-market purchase
	719		10-Apr-08	$2.60	On-market purchase
		902,797			
Total Direct Interest		902,797			

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
INDIRECT INTEREST					
Village Roadshow Corporation Pty Ltd	79,537,500	79,537,500			Director and shareholder of Village Roadshow Corporation Pty Ltd and taken under section 608 (1) of the Corporations Act to have an indirect relevant interest by reason of jointly controlling the exercise of the power to vote or dispose of Village Roadshow Corporation Pty Ltd's shareholding
Total Indirect Interest		79,537,500			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL		0			

Name of Director: JOHN ROSS KIRBY
Name of Company: VILLAGE ROAD OW LIMITED
Name and Type of Security: A CLASS PREFERENCE SHARES

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
TOTAL		0			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL		0			

Name of Director: JOHN ROSS KIRBY
Name of Company: AUSTEREO GR ? LIMITED
Name and Type of Security: ORDINARY SHARES

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
Village Roadshow Limited	181,093,856	181,093,856			The Director is taken under section 608 (3) of the Corporations Act to have an indirect relevant interest by reason of jointly controlling through Village Roadshow Corporation Pty Ltd the exercise of the power to vote or dispose of Village Roadshow Limited's shareholding
Total Indirect Interest		**181,093,856**			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL		**0**			

Name of Director: **JOHN ROSS KIRBY**
Name of Company: **VILLAGE ROAD OW CORPORATION PTY LTD**
Name and Type of Security: **ORDINARY SHARES**

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
J R Kirby	250	250			Held beneficially for Positive Investments Pty Ltd
VRC Investment Co. Pty Ltd	2,380,645	2,380,645			Wholly owned subsidiary of Positive Investments Pty Ltd
Positive Investments Pty Ltd	4,497,561	4,497,561			Director and shareholder of Positive Investments Pty Ltd
R G Kirby	250	250			Held beneficially for Positive Investments Pty Ltd
G W Burke	250	250			Held beneficially for Positive Investments Pty Ltd
TOTAL		6,878,956			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL	0	0			

Name of Director: JOHN ROSS KIRBY
Name of Company: VILLAGE ROAD OW CORPORATION PTY LTD
Name and Type of Security: PREFERENCE SHARES

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
Positive Investments Pty Ltd	41,972	41,972			Director and shareholder of Positive Investments Pty Ltd
TOTAL		41,972			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL		0			

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	VILLAGE ROADSHOW LIMITED
ABN	43 010 672 054

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	ROBERT GEORGE KIRBY
Date of last notice	9 APRIL 2008

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	SEE ATTACHED
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	9 APRIL 2008 – 10 APRIL 2008
No. of securities held prior to change	
Class	
Number acquired	
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	
No. of securities held after change	

+ See chapter 19 for defined terms.

VILLAGE ROADSHOW LIMITED
FILE No. 82-4513

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	SEE ATTACHED
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Name of Director: ROBERT GEORGE KIRBY
Name of Company: VILLAGE ROAD IOW LIMITED
Name and Type of Security: ORDINARY SHARES

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
DIRECT INTEREST					
R G Kirby	710,587				Registered holder
	333		09-Apr-08	$2.59	On-market purchase
	27		10-Apr-08	$2.59	On-market purchase
	719		10-Apr-08	$2.60	On-market purchase
		711,666			
Total Direct Interest		**711,666**			

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
INDIRECT INTEREST					
Village Roadshow Corporation Pty Ltd	79,537,500	79,537,500			Director and shareholder of Village Roadshow Corporation Pty Ltd and taken under section 608 (1) of the Corporations Act to have an indirect relevant interest by reason of jointly controlling the exercise of the power to vote or dispose of Village Roadshow Corporation Pty Ltd's shareholding
Total Indirect Interest		**79,537,500**			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL		0			

VILLAGE ROADSHOW LIMITED
FILE No. 82-4513

Name of Director: ROBERT GEORGE KIRBY
Name of Company: VILLAGE ROADS' 'W LIMITED
Name and Type of Security: A CLASS PREFERENCE SHARES

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
TOTAL		0			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL		0			

Name of Director: ROBERT GEORGE KIRBY
Name of Company: AUSTEREO GRO[illegible] LIMITED
Name and Type of Security: ORDINARY SHARES

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
Village Roadshow Limited	181,093,856	181,093,856			The Director is taken under section 608 (3) of the Corporations Act to have an indirect relevant interest by reason of jointly controlling through Village Roadshow Corporation Pty Ltd the exercise of the power to vote or dispose of Village Roadshow Limited's shareholding
Total Indirect Interest		181,093,856			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL		0			

Name of Director: ROBERT GEORGE KIRBY
Name of Company: VILLAGE ROADSHOW CORPORATION PTY LTD
Name and Type of Security: ORDINARY SHARES

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
R G Kirby	250	250			Held beneficially for Positive Investments Pty Ltd
VRC Investment Co. Pty Ltd	2,380,645	2,380,645			Wholly owned subsidiary of Positive Investments Pty Ltd
Positive Investments Pty Ltd	4,497,561	4,497,561			Director and shareholder of Positive Investments Pty Ltd
J R Kirby	250	250			Held beneficially for Positive Investments Pty Ltd
G W Burke	250	250			Held beneficially for Positive Investments Pty Ltd
TOTAL		6,878,956			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL		0			

Name of Director: ROBERT GEORGE KIRBY
Name of Company: VILLAGE ROADSH ' CORPORATION PTY LTD
Name and Type of Security: PREFERENCE SHARES

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
Positive Investments Pty Ltd	41,972	41,972			Director and shareholder of Positive Investments Pty Ltd
TOTAL		41,972			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL		0			

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**VILLAGE ROADSHOW LIMITED**
ABN	**43 010 672 054**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	GRAHAM WILLIAM BURKE
Date of last notice	9 APRIL 2008

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	SEE ATTACHED
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	9 APRIL 2008 – 10 APRIL 2008
No. of securities held prior to change	
Class	
Number acquired	
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	
No. of securities held after change	

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	SEE ATTACHED
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Name of Director: **GRAHAM WILLIAM BURKE**
Name of Company: **VILLAGE ROAD⁻ IOW LIMITED**
Name and Type of Security: **ORDINARY SHARES**

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
DIRECT INTEREST					
G W Burke	771,989				Registered holder
	333		09-Apr-08	$2.59	On-market purchase
	27		10-Apr-08	$2.59	On-market purchase
	719		10-Apr-08	$2.60	On-market purchase
		773,068			
Total Direct Interest		**773,068**			

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
INDIRECT INTEREST					
Village Roadshow Corporation Pty Ltd	79,537,500				Director and shareholder of Village Roadshow Corporation Pty Ltd and taken under section 608 (1) of the Corporations Act to have an indirect relevant interest by reason of jointly controlling the exercise of the power to vote or dispose of Village Roadshow Corporation Pty Ltd's shareholding
Total Indirect Interest		0			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL		0			

VILLAGE ROADSHOW LIMITEL
FILE No. 82-4513

Name of Director: GRAHAM WILLIAM BURKE
Name of Company: VILLAGE ROAD IOW LIMITED
Name and Type of Security: A CLASS PREFERENCE SHARES

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
TOTAL		0			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL		0			

Name of Director: **GRAHAM WILLIAM BURKE**
Name of Company: **AUSTEREO GF IP LIMITED**
Name and Type of Security: **ORDINARY SHARES**

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change In Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
Village Roadshow Limited	181,093,856	181,093,856			The Director is taken under section 608 (3) of the Corporations Act to have an indirect relevant interest by reason of jointly controlling through Village Roadshow Corporation Pty Ltd the exercise of the power to vote or dispose of Village Roadshow Limited's shareholding
Total Indirect Interest		**181,093,856**			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change In Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL		**0**			

VILLAGE ROADSHOW LIMITED
FILE No. 82-4513

VILLAGE ROADSHOW LIMITEL
FILE No. 82-4513

Name of Director: **GRAHAM WILLIAM BURKE**
Name of Company: **VILLAGE ROAI IOW CORPORATION PTY LTD**
Name and Type of Security: **ORDINARY SHAHES**

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
G W Burke	250	250			Held beneficially for Positive Investments Pty Ltd
VRC Investment Co. Pty Ltd	2,380,645	2,380,645			Wholly owned subsidiary of Positive Investments Pty Ltd
Positive Investments Pty Ltd	4,497,561	4,497,561			Director and shareholder of Positive Investments Pty Ltd
J R Kirby	250	250			Held beneficially for Positive Investments Pty Ltd
R G Kirby	250	250			Held beneficially for Positive Investments Pty Ltd
TOTAL		**6,878,956**			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL		**0**			

Name of Director: GRAHAM WILLIAM BURKE
Name of Company: VILLAGE ROADSHOW CORPORATION PTY LTD
Name and Type of Security: PREFERENCE SHARES

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
Positive Investments Pty Ltd	41,972	41,972			Director and shareholder of Positive Investments Pty Ltd
TOTAL		**41,972**			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL		**0**			

VILLAGE ROADSHOW LIMITED

RECEIVED
2008 MAY 14 A 7:45
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Web Site: www.villageroadshow.com.au

22 April 2008

ORDINARY SHARE ON-MARKET BUY BACK

Village Roadshow Ltd ("ASX: VRL") today announced that it will undertake an on - market buy back of up to 10% of its issued Ordinary Share Capital (14.1 million Ordinary shares). In January 2008, VRL completed an on - market buy back of 10% of its issued A Class Preference shares and on 28 February, 2008 VRL confirmed its intention to commence a buy back of Ordinary shares in late April, 2008.

The buy back announced today will be funded utilising current cash reserves and undrawn debt facilities. Based on the closing price of VRL's Ordinary shares on the ASX on 21 April, 2008 of $2.56, a buy back of 14.1 million Ordinary shares at this price will cost VRL approximately $36.1 million.

There is an 'interest cost' related to either cash used for the buy back that would otherwise have been earning interest, or debt used to fund the buy back. This 'interest cost' is not expected to exceed (on an after tax basis), $2.2 million on an annualised basis.

Subject to the risks associated with VRL's businesses and operations, the Independent Directors believe that the only material effect on VRL's financial position as a result of the proposed buy back will be this 'interest cost' and a reduction in net equity of an amount expended by VRL in undertaking the buy back (i.e. a reduction in net equity of approximately $36.1 million).

The Independent Directors do not believe that there will be any material adverse effect on the prospects of VRL arising from the proposed buy back of Ordinary shares. Further, this positive use of capital will not preclude VRL from taking advantage of appropriate opportunities in the entertainment industry, should they arise.

Village Roadshow Corporation Pty Ltd ("VRC") currently holds approximately 56.4 % of the Ordinary shares in VRL. VRC has advised VRL that it may participate in the buy back up to a maximum of 56.4 % of the Ordinary shares bought back. In the event that 14.1 million Ordinary shares are bought back and VRC sells approximately 8 million Ordinary shares (i.e. 56.4 % of 14.1 million), VRC's relevant interest in VRL's Ordinary shares will remain at approximately 56.4 %.

VILLAGE ROADSHOW LIMITED ABN 43 010 672 054
Melbourne: Head Office: 206 Bourke Street, Melbourne, VIC, 3000, Box 1411M, GPO Melbourne, VIC, 3001 Australia Telephone +61 3 9667 6666 Facsimile +61 3 9663 1972
Registered Office: Warner Roadshow Movie World Studios: Pacific Highway, Oxenford, QLD, 4210 Australia Telephone +61 7 5588 6666 Facsimile +61 7 5573 3698
Jam Factory: 1st Floor, 500 Chapel Street, South Yarra, VIC, 3141, PO Box 2275, Prahran, VIC, 3181 Australia Telephone +61 3 9281 1000 Facsimile +61 3 9827 2229

Rule 3.8A

Appendix 3C

Announcement of buy-back (*except* minimum holding buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: Appendix 7B. Amended 13/3/2000, 30/9/2001.

Name of entity	ABN
Village Roadshow Limited	43 010 672 054

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On Market
2	+Class of shares which is the subject of the buy-back *(eg, ordinary/preference)*	Ordinary Shares
3	Voting rights *(eg, one for one)*	Voting (one for one)
4	Fully paid/partly paid *(and if partly paid, details of how much has been paid and how much is outstanding)*	Fully Paid
5	Number of shares in the +class on issue	141,008,449
6	Whether shareholder approval is required for buy-back	No
7	Reason for buy-back	As advised in announcement to ASX on 17 December 2007

+ See chapter 19 for defined terms.

8	Any other information material to a shareholder's decision whether to accept the offer *(eg, details of any proposed takeover bid)*	None, other than as set out in 7. above and previously disclosed to the market

On-market buy-back

9	Name of broker who will act on the company's behalf	Deutsche Securities Australia Ltd
10	Deleted 30/9/2001.	N/A
11	If the company intends to buy back a maximum number of shares - that number Note: This requires a figure to be included, not a percentage.	14,100,000 Ordinary shares
12	If the company intends to buy back shares within a period of time - that period of time; if the company intends that the buy-back be of unlimited duration - that intention	07 May 2008 to 06 May 2009
13	If the company intends to buy back shares if conditions are met - those conditions	N/A

Employee share scheme buy-back

14	Number of shares proposed to be bought back	N/A
15	Price to be offered for shares	N/A

+ See chapter 19 for defined terms.

Selective buy-back

16	Name of person or description of class of person whose shares are proposed to be bought back	N/A
17	Number of shares proposed to be bought back	N/A
18	Price to be offered for shares	N/A

Equal access scheme

19	Percentage of shares proposed to be bought back	N/A
20	Total number of shares proposed to be bought back if all offers are accepted	N/A
21	Price to be offered for shares	N/A
22	+Record date for participation in offer Cross reference: Appendix 7A, clause 9.	N/A

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 22 April 2008
Company Secretary

Print name: Philip S. Leggo

== == == == ==

+ See chapter 19 for defined terms.

VILLAGE ROADSHOW LIMITED
FILE No. 82-4513

Australian Securities & Investments Commission

Form 281
Corporations Act 2001
257F(2)(b)

Notice of intention to carry out a share buy-back

Related forms:
280 Notification of share buy-back details

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Company name
VILLAGE ROADSHOW LIMITED

ACN/ABN
010 672 054

Lodgement details

Who should ASIC contact if there is a query about this form?

Firm/organisation

Contact name/position description
MR SIMON HULLS

ASIC registered agent number (if applicable)

Telephone number
03 9667 6520

Postal address
LEVEL 1, 500 CHAPEL STREET
SOUT YARRA VIC 3141

1 Type of share buy-back

For guidance on when a Form 281 needs to be lodged, see the BUY-BACK PROCEDURE table on page 2.

Tick the box for the type of share buy-back and provide the dates as requested.

The 10/12 limit is 10% of the smallest number, at any time during the last 12 months, of votes attaching to voting shares of the company.

☐ **Employee share scheme buy-back** (within 10/12 limit)	Proposed date for buy-back agreement to be entered into [D D]/[M M]/[Y Y]	
☐ **Employee share scheme buy-back** (over 10/12 limit)	Proposed date for buy-back agreement to be entered into [D D]/[M M]/[Y Y]	**AND** Proposed date for passing the resolution to approve the buy-back [D D]/[M M]/[Y Y]
☒ **On-market buy-back** (within 10/12 limit)	Period of buy-back From 07/05/08 [D D]/[M M]/[Y Y]	to 06/05/09 [D D]/[M M]/[Y Y]
☐ **On-market buy-back** (over 10/12 limit)	Period of buy-back From [D D]/[M M]/[Y Y] to [D D]/[M M]/[Y Y]	**AND** Proposed date for passing the resolution to approve the buy-back [D D]/[M M]/[Y Y]
☐ **Equal access scheme buy-back** (within 10/12 limit)	Proposed date for buy-back agreement to be entered into [D D]/[M M]/[Y Y]	

1 Continued... Type of share buy-back

☐ **Equal access scheme buy-back** (over 10/12 limit)

Proposed date for buy-back agreement to be entered into **AND** Proposed date for passing the resolution to approve the buy-back

[D D] [M M] [Y Y] [D D] [M M] [Y Y]

☐ **Selective buy-back**

Proposed date for buy-back agreement to be entered into **AND** Proposed date for passing the resolution to approve the buy-back

[D D] [M M] [Y Y] [D D] [M M] [Y Y]

Signature

This form must be signed by a director or secretary.

Name

PHILIP S. LEGGO

Capacity

☐ Director

☒ Secretary

Signature

Date signed

2 2 / 0 4 / 0 8

[D D] [M M] [Y Y]

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

For help or more information
Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au

BUY-BACK PROCEDURE

The following table specifies the steps required for, and the sections (and forms) that apply to, the different types of buy-back.

Procedures (and sections applied)	Minimum holding	Employee share scheme buy-back		On-market buy-back		Equal access scheme buy-back		Selective buy-back
		within 10/12 limit	over 10/12 limit	within 10/12 limit	over 10/12 limit	within 10/12 limit	over 10/12 limit	
Ordinary resolutions (s257C)			YES		YES		YES	
Special/unanimous resolutions (s257D)								YES
Lodge offer documents with ASIC (s257E)						YES	YES	YES
14 days notice (s257F)		YES	YES	YES	YES	YES	YES	YES
Disclose relevant information when offer made (s257G)						YES	YES	YES
Cancel shares (S257H)	YES	YES	YES	YES	YES	YES	YES	YES
Notify cancellation to ASIC on Form 484 (s254Y)	YES	YES	YES	YES	YES	YES	YES	YES
Lodge Form 280 with ASIC	NO	NO	YES	NO	YES	YES	YES	YES
Lodge Form 281 with ASIC	NO	YES	See Note 1	YES	See Note 1	See Note 1 & 2	See Note 1 & 2	See Note 1 & 2

NOTE 1 The company should lodge a Form 281 if it intends to give short (less than 14 days) notice of a meeting to approve the buy-back and lodge the notice of meeting (with a Form 280) less than 14 days before the relevant date.

NOTE 2 The company should lodge a Form 281 if it lodges the documents referred to in s257E less than 14 days before the relevant date.

Relevant dates and lodgement periods

- If the buy-back agreement is conditional on the passing of a resolution — the relevant date is date the resolution is passed.
- If the buy-back is not conditional on the passing of a resolution — the relevant date is the date the agreement is entered into (s257F).
- If a resolution is to be passed by way of a circular to all members that complies with s249A, an estimated last date for signing the circular should be used.

The Form 281 must be lodged at least 14 days before the relevant date.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	VILLAGE ROADSHOW LIMITED
ABN	43 010 672 054

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	DAVID J. EVANS
Date of last notice	4 JANUARY 2007

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	SEE ATTACHED
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	22 APRIL 2008
No. of securities held prior to change	
Class	
Number acquired	
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	
No. of securities held after change	
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	SEE ATTACHED
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

VILLAGE ROADSHOW LIMITED
FILE No. 82-4513

Name of Director: **DAVID JOHN EVANS**
Name of Company: **VILLAGE ROAL IOW LIMITED**
Name and Type of Security: **ORDINARY SHARES**

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
DIRECT INTEREST					
D J Evans	0				Registered holder
	5,000		22-Apr-08	$2.59	On-market purchase
	35,000		22-Apr-08	$2.60	On-market purchase
		40,000			
Total Direct Interest		40,000			
INDIRECT INTEREST					
Total Indirect Interest		0			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL		0			

Name of Director: **DAVID JOHN EVANS**
Name of Company: **VILLAGE ROAI HOW LIMITED**
Name and Type of Security: **A CLASS PREFERENCE SHARES**

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
TOTAL		0			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL		0			

VILLAGE ROADSHOW LIMITED
FILE No. 82-4513

VILLAGE ROADSHOW LIMITED

Web Site: www.villageroadshow.com.au

29 April 2008

RETIREMENT OF DIRECTOR

Village Roadshow Ltd (ASX: VRL) announced today that Mr Bill Conn has retired as a non-executive Director of the Company. Mr Conn was appointed as a Director in March 1992 and during his term of appointment served as Chairman of the Audit Committee and a member of the Remuneration and Nomination Committees.

VRL Chairman, Mr John Kirby said: " Bill Conn has served as a non-executive Director for 16 years. During that period he provided an invaluable contribution on a wide range of transactions and issues. With the experience of over 35 years in Investment Banking, Bill's knowledge and counsel will be greatly missed. He is a man of powerful intelligence and strong courage. We accept Bill's decision with great regret.

Deputy Chairman, Mr Robert Kirby said: " Bill's focus in the seminal years through to now has helped greatly in setting the foundation for Village Roadshow today."

Group Managing Director, Mr Graham Burke said: "Bill's decision is both regretted and respected. He will always be a great friend of the Village Roadshow family."

Bill Conn said: "It has been a privilege to serve on the VRL Board for such a long period. Over the more recent years, VRL has re-defined its objectives and is moving towards becoming one of the great entertainment companies in the world. It is for me however, the right time to move on so I can focus on my other personal business interests."

The Directors of VRL intend to appoint a new independent non-executive Director to fill the vacancy created by Mr Conn's retirement.

Media Enquiries:
Tony Boyd
Cosway Australia
Mobile: 0408 723 763

RECEIVED
2008 MAY 14 A 7:45
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Rule 3.19A.3

Appendix 3Z

Final Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	VILLAGE ROADSHOW LIMITED
ABN	43 010 672 054

We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of director	WILLIAM JOHN CONN
Date of last notice	9 JUNE 2006
Date that director ceased to be director	29 APRIL 2008

Part 1 – Director's relevant interests in securities of which the director is the registered holder
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
See attached.

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest	**Number & class of securities**
See attached	

Part 3 – Director's interests in contracts

Detail of contract	See attached
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

+ See chapter 19 for defined terms.

VILLAGE ROADSHOW LIMITED
FILE No. 82-4513

Name of Director: WILLIAM JOHN CONN
Name of Company: VILLAGE ROADSHOW LIMITED
Name and Type of Security: ORDINARY SHARES

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
W J Conn	62,863	62,863			
Clevedon Pty Ltd	128,700	128,700			Director and shareholder of Clevedon Pty Ltd
TOTAL		191,563			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL		0			

VILLAGE ROADSHOW LIMITED
FILE No. 82-4513

Name of Director: WILLIAM JOHN CONN
Name of Company: VILLAGE ROADSHOW LIMITED
Name and Type of Security: A CLASS PREFERENCE SHARES

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
TOTAL		0			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL		0			

VILLAGE ROADSHOW LIMITED

Web Site: www.villageroadshow.com.au

30 April 2008

THEME PARK EXPANSION

Village Roadshow Ltd (ASX: VRL) refers to the comments in today's press regarding off-shore theme park deals that are "close to fruition".

VRL confirms that it is working through a transaction for a potential water park acquisition. Negotiations have not as yet been completed and, if finalised, will not have a material impact on VRL's profit or Balance Sheets.

VILLAGE ROADSHOW LIMITED ABN 43 010 672 054
Melbourne: Head Office: 206 Bourke Street, Melbourne, VIC, 3000. Box 1411M, GPO Melbourne, VIC, 3001 Australia Telephone +61 3 9667 6666 Facsimile +61 3 9663 1972
Registered Office: Warner Roadshow Movie World Studios: Pacific Highway, Oxenford, QLD, 4210 Australia Telephone +61 7 5588 6666 Facsimile +61 7 5573 3698
Jam Factory: 1st Floor, 500 Chapel Street, South Yarra, VIC, 3141. PO Box 2275, Prahran, VIC, 3181 Australia Telephone +61 3 9281 [illegible] Facsimile +61 3 9827 2229

END